Exhibit (a)(21)

September 20, 2006

Mr. A.D. Frazier

Chairman of the Board

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

Fax No. (727) 622-4151

Mr. John Bekkers

President and Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

Fax No. (770) 393-5338

Gentlemen:

We publicly announced our proposal to acquire all of the outstanding shares of Gold Kist on August 18, 2006. Since that date, it is obvious that there has been no meaningful progress towards negotiating a mutually agreeable transaction.

On September 5, we received a very one-sided confidentiality agreement that would restrict our flexibility to pursue courses of action that may be in the best interests of shareholders. Nonetheless, we responded on September 6, the following evening, by delivering a mark-up of your draft with proposed changes designed to eliminate the restrictive provisions and allow us to move forward quickly with our request for materials. We did not receive a response to our proposed changes until September 13, a full week later, which reinserted provisions designed to restrict our flexibility. Our advisors have repeatedly communicated that these restrictive provisions are unacceptable.

Further, we understand that your position is that until a confidentiality agreement is negotiated, there will be no discussions about the scope of the materials to be provided. Our financial advisors delivered our materials request to your advisors on September 1. In the absence of any reaction or response, our financial advisors contacted your advisors on September 15 and were told that the company’s counsel would address the requests. This has not been done. To be clear, we would be remiss to sign a confidentiality agreement until we know and agree to the scope and timing of the materials to be provided.

Without access to the materials we have requested, Gold Kist will be unable to demonstrate any additional synergies that might exist in a combination of our companies. We fail to see how this is in the best interest of your shareholders.

As of today, we have neither finalized a confidentiality agreement nor commenced the exchange of information. Therefore, it is unlikely that our stated goal of signing and announcing a strategic combination no later than the end of September 2006 can be achieved.

We continue to believe that a negotiated transaction is the preferable course of action. However, we also remain convinced that a combination of our companies will result in substantial value creation for our respective shareholders, employees, business partners and other constituencies.

We look forward to hearing from you soon.

Sincerely,

PILGRIM’S PRIDE CORPORATION

/s/ O.B. Goolsby

O.B. Goolsby

President and Chief Executive Officer

CC: Gold Kist Board of Directors